August 8, 2008

VIA FACSIMILE & EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010

Re:	Tetragenex Pharmaceuticals, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-52292
Filed May 14, 2008

Dear Mr. Rosenberg:

          We are counsel to Tetragenex Pharmaceuticals, Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the Securities and Exchange Commission staff’s (the “Staff”) comments dated July 21, 2008, relating to the above-captioned filing. Except as otherwise indicated, captions and page references herein correspond to those set forth in Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2007, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Comment: While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-B. Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

The Company respectfully directs the Staff’s attention to Item 8A at page 24 of the Annual Report on Form 10-KSB, filed by the Company with the Securities and Exchange Commission on May14, 2008 (the “Initial Filing”). The Company believes that the disclosure in the Initial Filing includes the conclusion required by Item 308T(a)(3). For ease of reference, the Company has quoted and highlighted the language below:

“Our management with the participation of the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this evaluation, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2007 there is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a misstatement of the company's annual or interim financial statements will not be prevented. Currently we employ one individual who is in charge of our accounting and financial duties on a day to day basis and we also use one consultant to assist in the preparation of the financial statements and accompanying footnotes. Due to our size and nature, segregation of all conflicting duties is not possible and may not be economically feasible.

However, to the extent possible, we will implement procedures to assure the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals. In the future we intend to rectify the situation by hiring additional staff which will enable us to comply with the regulations as future funds become available.”

The Company has made certain typographical and stylistic revisions to Item 8A of the Initial Filing for clarification purposes.

Comment: In addition, please revise to discuss your evaluation of disclosure controls and procedures as required by Item 307 of Regulation S-B. In doing so, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) of Regulation S-B impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year.

The Company has revised the filing to include a discussion of its evaluation of disclosure controls and procedures as required by Item 307 or Regulation S-B. However, as set forth above, the Company does not believe that it failed to provide the disclosure required by Item 308T(a)(3) of Regulation S-B in its initial filing and therefore, does not believe that its conclusion with respect to disclosure controls and procedures should be impacted.

Comment: Finally, we note that you filed your Principal Executive Officer and principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

The Company has revised the certifications provided by its certifying officers. Please see Exhibits 31.1 and 31.2.

Further, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          The Company believes that it has responded to all of the Staff’s comments. Please do not hesitate to contact the undersigned with any questions or further comments at (212) 752-9700.

Very truly yours,

/s/Arthur S. Marcus
Arthur S. Marcus, Esq.
Gersten Savage LLP